UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-18231

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: September 30, 2003
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant: Atrix Laboratories, Inc. (“Registrant”)

Former Name if Applicable: Not Applicable

Address of Principal Executive Office (Street and Number): 2579 Midpoint Drive

City, State and Zip Code: Fort Collins, Colorado 80525

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has not completed all of the necessary processes required to finalize its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 and therefore is unable to file the subject Form 10-Q within the prescribed time period.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brian G. Richmond	(970)	482-5868

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates it will report that total revenue for the three months ended September 30, 2003 was $13.6 million compared to $7.6 million for the three months ended September 30, 2002, and that total revenue for the nine months ended September 30, 2003 was $35.4 million compared to $19.1 million for the nine months ended September 30, 2002.

The Registrant also anticipates it will report that loss from operations was $387,000 for the three months ended September 30, 2003 compared to $4.7 million for the three months ended September 30, 2002, and that loss from operations was $5.4 million for the nine months ended September 30, 2003 compared to $14.0 million for the nine months ended September 30, 2002.

The Registrant also anticipates it will report that net loss applicable to common stock was $47,000 for the three months ended September 30, 2003 compared to a net loss applicable to common stock of $4.2 million for the three months ended September 30, 2002, and that net loss applicable to common stock was $3.8 million for the nine months ended September 30, 2003 compared to $13.5 million for the nine months ended September 30, 2002.

ATRIX LABORATORIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 14, 2003	By:	/s/ Brian G. Richmond

Brian G. Richmond
Interim Chief Financial Officer

2